

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303**

Mail Stop 3628

April 24, 2009

<u>By Facsimile and U.S. Mail</u>

Aron Izower, Esq.
Reed Smith LLP
599 Lexington Avenue
22nd Floor
New York, NY 10012

> **Re:** **Quigley Corporation**
> **Revised Proxy Statement on Schedule 14A filed by Ted Karkus et al.**
> **Filed April 21, 2009**
> **File No. 0-21617**

Dear Mr. Izower:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

1. We note your response to comment one in our letter dated April 16, 2009. Please advise us as to how your notice of internet availability complies with the requirements in Rule 14a-16. For example, it does not appear to contain all of the information required by Rule 14a-16(c)(1) and contains supporting statements when Rule 14a-16(c)(3) specifically states that no supporting statements be included. Please refer to Rule 14a-16 and SEC Release No. 34-56135 in your analysis.

Reasons for the Solicitation, page 2

2. We note your response to comment six in our letter dated April 16, 2009. Please revise your disclosure to include the support for your statements.

3. We note that the participants collectively own over 10% of the shares outstanding. Please revise to include the information required by Item 405 of Regulation S-K and corresponding Item 7(b) of Schedule 14A.

Proposal One—Election of Directors, page 4

4. We note your statement that one or more Shareholder Nominees qualify as an audit committee financial expert. Please revise to identify these individuals.

What is a quorum, page 11

5. We note your response to comment 12 in our letter dated April 16, 2009. Please revise to clearly state the effect of broker non-votes and abstentions on the quorum requirement.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions